EXHIBIT 12.1

ARCHSTONE-SMITH TRUST
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)
(Unaudited)

                              Three Months Ended March 31,                     Twelve Months Ended December 31,
                                   2002          2001          2001        2000         1999        1998       1997¹

Earnings from operations.... $       66,433 $       37,055 $    175,397 $   176,466 $   169,339 $   134,571 $     24,686
Add:
   Interest expense.........         48,574         34,247      141,907     145,173     121,494      83,350       61,153
Earnings as adjusted........ $      115,007 $       71,302 $    317,304 $   321,639 $   290,833 $   217,921 $     85,839
                             ============== ============== ============ =========== =========== =========== ============

Fixed charges:
   Interest expense......... $       48,574 $       34,247 $    141,907 $   145,173 $   121,494 $    83,350 $     61,153
   Capitalized interest.....          5,639          5,318       20,294      24,317      31,912      29,942       17,606
     Total fixed charges.... $       54,213 $       39,565 $    162,201 $   169,490 $   153,406 $   113,292 $     78,759
                             ============== ============== ============ =========== =========== =========== ============

Ratio of earnings to fixed
charges.....................            2.1            1.8          2.0         1.9         1.9         1.9          1.1
                             ============== ============== ============ =========== =========== =========== ============

(1)	Earnings from operations for 1997 includes a one-time, non-cash charge of $71.7 million associated with costs incurred in acquiring Archstone-Smith's REIT and property management companies from Security Capital. Excluding the charge, the ratio of earnings to fixed charges for the year ended December 31, 1997 would be 2.0.